SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On November 19, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Michah Ronen —————————————— Michah Ronen Chief Financial Officer

Dated: November 19, 2003

CIMATRON REPORTS RESULTS FOR THE
THIRD QUARTER AND FIRST NINE MONTHS OF 2003

— Gross margin improvement despite slight revenue reduction —

Givat Shmuel, ISRAEL, November 19, 2003 — Cimatron Ltd. (NASDAQ: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced results for the third quarter and nine months ended September 30, 2003.

Revenues for the third quarter of 2003 were $4.9 million, a slight reduction compared to $5.0 million recorded in the third quarter of 2002. Gross margins for the quarter rose to 78% from 77% in the parallel period of 2002. Net loss for the quarter was $574,000, or $0.07 per share, including a one-time charge of $225,000 related to restructuring and retirement costs. Excluding this charge, net loss for the quarter was $349,000 compared to a net loss of $269,000, or $0.03 per share for the third quarter of 2002.

Revenues for the first nine months of 2003 were $15.5 million, a slight decrease as compared to $15.7 million in the first nine months of 2002, while gross margins rose to 78% from 77%. Net loss for the first nine months was $573,000, or $0.07 per share, including the one-time charge described above. Excluding this charge, net loss per share for the period was $0.04. Net loss for the first nine months of 2002 was $24,000, or $0.003 per share.

Commenting on the results, Mr. Zvika Naggan, Cimatron’s new President and CEO who assumed the position on August 27, 2003, said, “Our revenues reflect normal third quarter seasonality together with the economic sluggishness that continues to affect some of our major markets. We are pleased that our internal efficiency program has helped mitigate the effect, as demonstrated by the increase in our gross margins.

“We have recently released Version 5.0 of Cimatron E, the innovative system which has now become firmly established as our flagship product. The new version offers superior price-performance and advanced functionality that we believe will help us penetrate important new markets and contribute to our future growth.”

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron provides mold, tool and die makers with comprehensive solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and shorten product delivery time. Worldwide, Cimatron’s leading solutions are used by in more than 15,000 installations for 8,500 customers in the automotive, consumer plastics, and electronics industries.

Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and distributor network are located in over 35 countries to serve customers with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Micha Ronen, CFO
Cimatron Ltd.
972-3-531-2121
michar@cimatron.com

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements.  These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	June 30,
	2003	2003
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:
Total Cash, cash equivalents and short-terms investments	$9,982	$10,497
Other current assets	6,182	7,367
Total current assets	16,164	17,864

Deposits with insurance companies and severance pay fund	2,924	2,936

Net property and equipment	1,090	1,011

Total other assets	2,293	2,393

Total assets	$22,471	$24,204

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	5,463	6,407

Accrued severance pay	3,310	3,306

Total shareholders' equity	13,698	14,491

Total liabilities and shareholders' equity	$22,471	$24,204

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	(unaudited)		(Unaudited)
Total revenue	4,877	5,006	15,549	15,737

Total cost of revenue	1,068	1,132	3,418	3,640

Gross profit	3,809	3,874	12,131	12,097

Research and development expenses, net	1,192	1,269	3,947	4,134

Selling, general and administrative expenses	3,225	2,867	9,203	8,383

Operating income (loss)	(608)	(262)	(1,019)	(420)

Net income (loss)	$(574)	$(269)	$(573)	$(24)

Net income (loss) per share	$(0.07)	$(0.03)	$(0.07)	-

Weighted average number of
shares outstanding	7,835	8,001	7,840	8,001